

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Nicola Santoro, Jr.
Chief Financial Officer and Chief Accounting Officer
Rithm Capital Corp.
799 Broadway
New York, NY 10003

      Re: Rithm Capital Corp.
           Form 10-K for the year ended December 31, 2021
           Filed February 17, 2022
           File No. 001-35777

Dear Nicola Santoro:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction